UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 25, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: Press releases dated April 22, 2011 and April 25, 2011 regarding Turkcell's Annual General Assembly dated April 21, 2011.

April 22, 2011

TURKCELL ANNUAL GENERAL ASSEMBLY DATED APRIL 21, 2011

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell’s Annual General Assembly of shareholders was held at the Company’s headquarter at 3.00 pm on April 21, 2011. We subsequently announced today that among the agenda items and as a result of the voting held during the meeting:

a)	The Balance Sheet and Profit/Loss Statements relating to fiscal year 2010 were not approved.
b)	The Board members were not released in respect of the Company’s activities and operations of the fiscal year 2010.
c)	The auditors (statutory) were not released in respect of the Company’s activities and operations of the fiscal year 2010.
d)	Auditors (statutory) were not elected.
e)	The Board of Directors’ recommendation to distribute a dividend of 75% from the fiscal year 2010 profits was not approved.

Decisions taken at the Annual General Assembly dated April 21, 2011 may have a negative impact on the value of Turkcell shares, as well as investors’ investment decisions.  In an attempt to prevent any potential damage that investors may face, our Company will promptly provide further clarity to the public once it has completed necessary evaluations.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

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April 25, 2011

ANNOUNCEMENT REGARDING TURKCELL ANNUAL GENERAL
ASSEMBLY DATED APRIL 21, 2011

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell’s 2010 Annual General Assembly was held on April 21, 2011 at the Company headquarters. At the meeting, the Balance Sheet and Profit/Loss Statements of fiscal year 2010, previously approved by the statutory auditors, the audit committee, and the Board of Directors, as well as audited by an independent audit firm, in addition, the proposed 75% dividend distribution from 2010 profits were not approved. The entire Board of Directors and the statutory auditors were not released, and statutory auditors whose term had expired were not replaced.

At the General Assembly, the proposal of Sonera Holding B.V., which represents 13.07% of the Company, to add a new clause to the agenda pertaining to the removal of the Chairman, and the election of a new candidate, was rejected by Government Commissioners under the provisions of Turkish Commercial Law Article 369 (items not appearing on a previously announced General Assembly agenda cannot be discussed). Consequently, the representative of Turkcell Holding A.Ş., which holds a 51% stake in the Company, decided to abstain from voting on all agenda items due to the rejection of adding the additional agenda item. Turkcell Holding A.Ş.’ representative noted that this rejection would violate the minority shareholder’s rights, and therefore the representative duly abstained from voting on all agenda items.

Sonera Holding B.V. which holds 13.07% direct shares in Turkcell and additionally holds a 47.09% stake in Turkcell Holding A.Ş., voted against approval of the Balance Sheet and Profit/Loss Statements for the fiscal year of 2010, against the release of the statutory auditors, and against their replacement, against the Board of Directors’ dividend distribution proposal.

Because each of the items on the agenda requires approval by a simple majority of the shareholders present under Turkish law, none of the items on the agenda, excluding establishment of the presidency board and authorizing the presidency board for the signature of minutes of meeting, were approved.

In particular, the Balance Sheet and Profit/Loss Statements for fiscal year 2010, previously approved by the statutory auditors, the audit committee, and the Board of Directors, and also audited by an independent auditing company, were not approved. Consequently, the proposed 75% dividend distribution from 2010 profits could also not be approved. For this reason, and as made public at the dividend proposal of the Board of Directors, the proposed dividend payment scheduled for May 16 will not be made. The above-mentioned situation is of direct importance for all our shareholders, not least the minority shareholders who hold 34.69% stake.

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Our Company Chairman has submitted the requisite application to legally appoint the statutory auditors not appointed at the General Assembly. Separately, our Company Chairman and CEO have initiated the necessary discussions to resolve the disputes. Meanwhile, our Board of Directors and Company management remain in office, and continue to execute operations.

As the sole Turkish company dually listed on the NYSE and ISE, we will continue to execute the corporate governance principles in line with national and international best-practice standards and regulations through our maximized transparency.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 25, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 25, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head